Exhibit (11)

March 2, 2017

Putnam Equity Income Fund
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

We have acted as counsel to Putnam Equity Income Fund (“Equity Income Fund”) in connection with the Registration Statement of Equity Income Fund on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combination of Equity Income Fund with The Putnam Fund for Growth and Income (“Growth and Income Fund”), and the issuance of shares of Equity Income Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization between Equity Income Fund and Growth and Income Fund (the “Agreement”).

We have examined Equity Income Fund’s Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Agreement and Declaration of Trust”), as well as Equity Income Fund’s Amended and Restated Bylaws, as amended, and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. Equity Income Fund is a duly established and validly existing unincorporated voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by Equity Income Fund.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

Equity Income Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for Equity Income Fund’s obligations. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of Equity Income Fund and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by Equity Income Fund or the Trustees. The

Agreement and Declaration of Trust provides for indemnification out of the property of Equity Income Fund for all loss and expense of any shareholder held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Equity Income Fund itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP